FORM 27

MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer:

Paramount Energy Trust

500, 630 – 4th Avenue SW

Calgary, Alberta T2P 0J9

ITEM 2 Date of Material Change:

May 17, 2005

ITEM 3 News Release:

A news release was issued on May 17, 2005.

Item 4 Summary of Material Change:

(TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced today the completion of the previously announced acquisition by the Trust of certain natural gas properties and related assets in northeast Alberta (the "Northeast Alberta Acquisition") for $290 million less closing adjustments to the effective date of January 1, 2005.  With the successful closing of the Northeast Alberta Acquisition, holders of the Trust’s 9,500,000 subscription receipts (the "Subscription Receipts") will receive one PET Trust Unit per Subscription Receipt.  In addition the maturity date of the Trusts 6.25% convertible debentures (the “6.25% Debentures”) was automatically extended to June 30, 2010 upon closing of the Northeast Alberta Acquisition.

PET is also pleased to confirm that its distribution to be paid on June 15, 2005 in respect of income received by PET for the month of May 2005, for Unitholders of record on May 31, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is May 27, 2005.

Item 5 Full Description of Material Change:

Paramount Energy Trust ("PET" or the "Trust") announced today the completion of the previously announced acquisition by the Trust of certain natural gas properties and related assets in northeast Alberta (the "Northeast Alberta Acquisition") for $290 million less closing adjustments to the effective date of January 1, 2005.  With the successful closing of the Northeast Alberta Acquisition, holders of the Trust’s 9,500,000 subscription receipts (the "Subscription Receipts") will receive one PET Trust Unit per Subscription Receipt.  In addition the maturity date of the Trusts 6.25% convertible debentures (the “6.25% Debentures”) was automatically extended to June 30, 2010 upon closing of the Northeast Alberta Acquisition.

The gross proceeds from the offering of Subscription Receipts have been released to PET from escrow and used along with the proceeds of the 6.25% Debentures to pay part of the purchase price for the Northeast Alberta Acquisition.  With the closing of the Northeast Alberta Acquisition, trading in the Subscription Receipts will be halted, and the Subscription Receipts will remain halted until the close of business today, May 17, 2005 at which time they will be de-listed.  Holders of Subscription Receipts will receive one Trust Unit for each Subscription Receipt held, effective today, May 17, 2005.  Holders of Subscription Receipts on May 17, 2005 will also receive a payment equivalent to the amount of the cash distribution paid to Unitholders of PET on May 16, 2005.  As the Subscription Receipts trade in the "book-entry" system and no individual certificates are issued except in limited circumstances, holders of Subscription Receipts are not required to take any action in order to receive the Trust Units to which they are entitled.

PET is also pleased to confirm that its distribution to be paid on June 15, 2005 in respect of income received by PET for the month of May 2005, for Unitholders of record on May 31, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is May 27, 2005.  This brings cumulative distributions in respect of PET’s income in 2005 to $1.10 per Trust Unit and cumulative distributions paid since the inception of the Trust to-date to $6.164 per Trust Unit, representing a return of approximately 122 percent in the form of distributions alone on the Trust’s February 2003 Rights Offering at the start-up of the Trust which was priced at $5.05 per Trust Unit.

ITEM 6 Filing on a Confidential Basis:

Not applicable

ITEM 7 Omitted Information:

None

ITEM 8 Senior Officers:

Susan L. Riddell Rose, President and Chief Executive Officer

Gary C. Jackson, Land, Legal and Acquisitions

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 17 day of May 2005.

PARAMOUNT ENERGY TRUST

“Signed”

Cameron R. Sebastian,

Vice President, Finance and Chief Financial Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.